SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. )1

Paneltech International Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

69841H 100
(CUSIP Number)

LEROY NOTT
L.D. NOTT COMPANY
P.O. Box 261
Hoquiam, WA 98550
 (360) 553-6258
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 20, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

 _______________
1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69841H 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) L.D. NOTT COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION WASHINGTON
NUMBER OF	7	SOLE VOTING POWER 28,259,608
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 28,259,608
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,259,608
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 69841H 100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LEROY NOTT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 28,259,608
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 28,259,608
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,259,608
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 69841H 100

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”), of Paneltech International Holdings, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 2999 John Stevens Way, Hoquiam, WA  98550.

Item 2.	Identity and Background.

(a)           This statement is filed by the L.D. Nott Company, a Washington corporation, and Leroy Nott, the President of the L.D. Nott Company and Chief Executive Officer, President and Director of the Issuer.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address for Mr. Nott and the business address of the L.D. Nott Company is P.O. Box 261, Hoquiam, WA 98550.

(c)           The L.D. Nott Company is a holding company for assets held by Mr. Nott and his wife.  Mr. Nott is employed as the Chief Executive Officer, President and Director of the Issuer.  Mr. Nott is President of the L.D. Nott Company and holds all of the outstanding shares of the L.D. Nott Company jointly as community property with his wife.

(d)           During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Nott is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares held by the L.D. Nott Company were received in connection with an Agreement and Plan of Merger, dated December 23, 2009 (the “Merger Agreement”), by and among the Issuer, Paneltech International, L.L.C., a Washington limited liability company (“Paneltech LLC”) and Paneltech Products, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Paneltech Products”) pursuant to which Paneltech LLC merged with and into Paneltech Products (the “Merger”).

Under the terms of the Merger Agreement, upon consummation of the Merger, each Paneltech LLC membership interest outstanding immediately prior to the closing was converted into the right to receive 4,597.53254 shares of Common Stock.  Accordingly, the Issuer issued 28,259,608 shares of Common Stock (adjusted for rounding) to the L.D. Nott Company in consideration of the 6,146.69 membership interests in Paneltech LLC held by the L.D. Nott Company.

CUSIP No. 69841H 100

Item 4.	Purpose of Transaction

The Reporting Persons originally received the shares of Common Stock in connection with the Merger Agreement.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Common Stock at prices that would make the purchase or sale of the Common Stock desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as they may deem advisable.

Other than as to matters which Mr. Nott, as Chief Executive Officer, President and Director of the Issuer, may consider and discuss with other members of the Issuer’s Board of Directors from time to time or as otherwise disclosed in this Schedule 13D, the Reporting Persons do not have any present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)           As of the date hereof, the L.D. Nott Company beneficially owned 28,259,608 shares of Common Stock.  Because Mr. Nott, the President of the L.D. Nott Company, holds all of the outstanding shares of the L.D. Nott Company jointly as community property with his wife, Mr. Nott may be deemed to beneficially own the 28,259,608 shares of Common Stock beneficially owned by the L.D. Nott Company.

As of the date hereof, the L.D. Nott Company and Mr. Nott each may be deemed to own 51.9% of the outstanding shares of Common Stock.  This percentage is calculated based on 54,481,022 shares of Common Stock outstanding as reported in the Issuer’s annual report on Form 10-K for the year ended December 31, 2010, filed with the Securities and Exchange Commission on April 15, 2011.

(b)           Mr. Nott and the L.D. Nott Company have sole voting and dispositive power with respect to the shares of Common Stock held by the L.D. Nott Company.

(c)           None.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 23, 2009, in connection with the Merger Agreement, Mr. Nott entered into a lock up agreement with the Issuer covering the shares of Common Stock held by the L.D. Nott Company.  The lock up agreement provided that Mr. Nott could not sell his shares of Common Stock until January 1, 2011.

CUSIP No. 69841H 100

On June 9, 2011, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to shares of Common Stock, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and between Leroy Nott and the L.D. Nott Company, dated June 9, 2011.

99.2
Agreement and Plan of Merger, dated December 23, 2009, between Registrant, Paneltech Products and Paneltech LLC.  Incorporated herein by reference to Exhibit 2.1 of Current Report on Form 8-K, filed December 30, 2009.

CUSIP No. 69841H 100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2011

L.D. NOTT COMPANY

By:	/s/ Leroy Nott
Leroy Nott, President

/s/ Leroy Nott
LEROY NOTT